UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                                (Amendment No. 1)

                                 Replidyne, Inc.
                                 ---------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    76028W107
                                    ---------
                                 (CUSIP Number)

                                December 31, 2006
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------                          ---------------------
CUSIP No.  76028W107                       13G             Page 2 of 7 Pages
---------------------------------                          ---------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Duquesne Capital Management, L.L.C.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Pennsylvania
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,383,918
     OWNED BY
       EACH
     REPORTING       ------ ----------------------------------------------------
      PERSON          7     SOLE DISPOSITIVE POWER
       WITH
                            0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,383,918

---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,383,918
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.1%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------------------                          ---------------------
CUSIP No.  76028W107                       13G             Page 3 of 7 Pages
---------------------------------                          ---------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Stanley F. Druckenmiller
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,383,918
     OWNED BY
       EACH
     REPORTING       ------ ----------------------------------------------------
      PERSON          7     SOLE DISPOSITIVE POWER
       WITH
                            0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,383,918

---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,383,918
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.1%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------------------                          ---------------------
CUSIP No.  76028W107                       13G             Page 4 of 7 Pages
---------------------------------                          ---------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Windmill Master Fund L.P.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,097,509
     OWNED BY
       EACH
     REPORTING       ------ ----------------------------------------------------
      PERSON          7     SOLE DISPOSITIVE POWER
       WITH
                            0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,097,509

---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,097,509
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           4.1%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

     This Amendment No. 1 to Schedule 13G (this "Amendment No. 1") is being filed with respect to the Common Stock of Replidyne, Inc., a corporation organized under the laws of the State of Delaware (the "Company"), to amend the
Schedule 13G filed on July 7, 2006 (the "Schedule 13G") pursuant to the annual amendment requirements. Additionally, this Amendment No. 1 reports that Windmill Master Fund L.P. is no longer the beneficial owner of more than five percent of the total outstanding Common Stock of the Company and therefore will cease to be a Reporting Person. Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13G.


Item 4:             Ownership:
------              ---------

     Item 4 is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

     The beneficial ownership of Common Stock by the Reporting Persons, as of the date of this Amendment No. 1, is as follows:

  A. Duquesne Capital
     ----------------
     (a) Amount beneficially owned: 1,383,918.
     (b) Percent of class: 5.1%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total of 26,935,680 shares of Common Stock outstanding as of October 31, 2006, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii)  Shared power to vote or direct the vote: 1,383,918
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition: 1,383,918

  B. Mr. Druckenmiller
     -----------------
     (a) Amount beneficially owned: 1,383,918.
     (b) Percent of class: 5.1%.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii)  Shared power to vote or direct the vote: 1,383,918
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition: 1,383,918

  C. Windmill
     --------
     (a) Amount beneficially owned: 1,097,509.
     (b) Percent of class: 4.1%.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii)  Shared power to vote or direct the vote: 1,097,509
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition: 1,097,509


Item 5:             Ownership of Five Percent or Less of a Class:
------              --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

     In addition, Windmill has ceased to be the beneficial owner of more than five percent of the total outstanding shares of Common Stock and therefore will cease to be a Reporting Person. Duquesne Capital and Mr. Druckenmiller remain beneficial owners of more than five percent of the total outstanding shares of Common Stock and continue to be Reporting Persons.


Item 10:            Certification:
-------             -------------

     Each Reporting Person hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                         [Signatures on following page]

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 9, 2007


                                        DUQUESNE CAPITAL MANAGEMENT, L.L.C.


                                        By:  /s/ Gerald Kerner
                                             -----------------------------------
                                             Name:  Gerald Kerner
                                             Title: Managing Director


                                        STANLEY F. DRUCKENMILLER


                                        By:  /s/ Gerald Kerner
                                             -----------------------------------
                                             Name:  Gerald Kerner
                                             Title: Attorney-in-Fact


                                        WINDMILL MASTER FUND L.P.

                                        By: Duquesne Capital Management, L.L.C.,
                                            its investment manager


                                        By:  /s/ Gerald Kerner
                                             -----------------------------------
                                             Name:  Gerald Kerner
                                             Title: Managing Director





               [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13G
                        WITH RESPECT TO REPLIDYNE, INC.]